FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2006
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Completes Purchase of Cerro Corona Project In Peru

Johannesburg, January 12, 2006: Gold Fields Limited (Gold Fields) (NYSE and JSE: GFI) is pleased to announce that it has completed the acquisition of the Cerro Corona Project in Northern Peru.

Completion of this acquisition means that Gold Fields now owns 92% of the voting interest (80.7% of the economic interest) in Sociedad Minera La Cima SA, which owns the Cerro Corona Project and other mineral properties in the Cajamarca district.

Construction of the Project is expected to commence in February 2006, leading to first production towards the end of calendar 2007.

The Project involves the development of a 91 million ton gold/copper porphyry deposit at a capital cost of US$277 million. The project has reserves of some 2.9 million ounces of gold and 480,000 tons of copper, or approximately 5.4 million ounces of gold equivalent.

The Project is expected to produce approximately 2.3 million ounces of gold and 412,000 tons of copper over its 15-year life, averaging some 300,000 ounces per year of gold equivalent. However, production in the initial years of the project will be closer to 400,000 ounces per year.

The Cerro Corona deposit is located within a well-endowed mineralised trend in the Hualgayoc mining district, about 35 kilometres north of the well known Yanacocha mine and approximately 90 kilometres by road north of the Departmental capital of Cajamarca in the western Cordillera of the Andes Mountains.

Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.2 million ounces from mines in South Africa, Ghana and Australia as well as a developing mine at Cerro Corona in Peru. The Company has reserves of 64.8 million ounces and mineral resources of 174.5 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, Euronext in Paris and Brussels, and on the Swiss Exchange. All of Gold Fields' operations are ISO 14001 certified.

-ends-

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 644-2400
Dir   +27 11 644-2460
Fax   +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
williej@goldfields.co.za

Nerina Bodasing
Tel   +27 11 644-2630
Fax   +27 11 484-0639
Nerina.Bodasing@goldfields.co.za

North America

Cheryl A Martin
Tel   +1 303 796-8683
Fax   +1 303 796-8293
camartin@gfexpl.com

Directors: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], G J Gerwel, A Grigorian°, N J Holland[†] (Chief Financial Officer), J M McMahon[†], R L Pennant-Rea[†], P J Ryan, M A Sosnovski°, S Stefanovich°,T M G Sexwale, C I von Christierson
[†]British, [#]Ghanaian, °Russian
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 12 January 2006

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs